Exhibit 99.3

January 26, 2021

Board of Directors

Aytu BioScience, Inc.

373 Inverness Parkway, Suite 206

Englewood, CO 80112

Members of the Board:

We hereby consent to the inclusion of our opinion letter, dated December 9, 2020, to the Board of Directors of Aytu BioScience, Inc. (“Aytu”) regarding the proposed merger transaction involving Aytu and Neos Therapeutics, Inc. (“Neos”) included as Annex B to the Joint Proxy Statement/Prospectus that forms a part of Aytu’s Registration Statement on Form S-4 to which this consent is filed as an exhibit (the “Registration Statement”) and to the references in the Registration Statement to our firm and to our opinion under the headings “SUMMARY—Opinion of Aytu’s Financial Advisor”, “Neos Proposal 1: Adoption of the Merger Agreement and Aytu Proposal 1: Approval of the Merger Consideration—Background of the Merger”, “Neos Proposal 1: Adoption of the Merger Agreement and Aytu Proposal 1: Approval of the Merger Consideration—Aytu’s Reasons for the Merger; Recommendation of the Aytu Board that Aytu Stockholders Approve the Common Stock Issuance” and ” Neos Proposal 1: Adoption of the Merger Agreement and Aytu Proposal 1: Approval of the Merger Consideration—Opinion of Aytu’s Financial Advisor”. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, or that we are “experts” for purposes of, the Securities Act of 1933, as amended (the “Securities Act”), or the rules and regulations promulgated thereunder, nor do we admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “expert” as used in the Securities Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

Cowen and Company, LLC